

September 4, 2012

<u>Via E-Mail</u>
Bryant Kirkland
Chief Financial Officer
Multi Solutions II, Inc.
100 S.E. Second Street, Suite 3200
Miami, Florida 33131

  Re: Multi Solutions II, Inc.
     Amendment No. 2 Registration Statement on Form 10
     Filed August 24, 2012
     File No. 000-12162

Dear Mr. Kirkland:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Lilyanna L. Peyser for

           Mara L. Ransom
           Assistant Director

cc: Claire Menard